June 4, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tamika Sheppard, Joe McCann, Daniel Gordon and Jenn Do

Re:	Rapport Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-279486

Acceleration Request

Requested Date: June 6, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Rapport Therapeutics, Inc. (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on June 6, 2024, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC
TD SECURITIES (USA) LLC
STIFEL, NICOLAUS & COMPANY, INCORPORATED

As representatives of the underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Dan Parisi
Name:	Dan Parisi
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer
Name:	Charles Glazer
Title:	Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Kenneth Clausman
Name:	Kenneth Clausman
Title:	Managing Director